FOR IMMEDIATE RELEASE	WEDNESDAY, AUGUST 30, 2006

Shell Canada closer to regulatory approval for Upgrader Expansion

Calgary, Alberta -Shell Canada Limited today announced that it has received the decision report and conditional approval from the Alberta Energy and Utilities Board (AEUB) for the proposed expansion of the Scotford Upgrader.

Expansion of the Scotford Upgrader, which is located northeast of Edmonton, was found to be in the public interest. The application, which is subject to two conditions from the AEUB and 12 commitments made by Shell, now has to be ratified by the provincial government cabinet.

“This is another important step forward in our long-term goal to increase production from our Athabasca oil sands leases to 550,000 barrels per day” (330,000 bpd Shell share), said Brian Straub, Senior Vice President, Oil Sands, Shell Canada Limited. “We are pleased with the AEUB’s decision in helping us to build on a strong base of existing operations and develop this resource in a sustainable manner.”

Last month Shell announced that it issued a formal proposal to proceed with Expansion 1 to the other Athabasca Oil Sands Project (AOSP) joint venture owners. AOSP Expansion 1 is a fully integrated expansion of the existing AOSP facilities, with both new oil sands mining operations on Lease 13 and additional bitumen upgrading facilities at Scotford. It also includes construction of common infrastructure that will be built to support future expansions.

Shell Canada intends to make a final investment decision for this project in the fourth quarter of 2006. First bitumen production is expected in late 2009 followed by upgrader production in late 2010.

The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. Together the facilities make up the existing Athabasca Oil Sands Project, a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands (20%).

For more information please contact:

Ken Lawrence Manager, Investor Relations Shell Canada Limited (403) 691-2175	Randy Provencal Scotford, Public Affairs Shell Canada Limited (780) 992-3027